July 21, 2011 Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  Melissa Campbell Duru

RE:	Western Plains Energy, L.L.C. Schedule 13E-3, Filed on March 28, 2011 File No. 05-86153 Preliminary Proxy Statement on Schedule 14A, Filed March 28, 2011 File No. 05-50714

Dear Ms. Campbell Duru:

On behalf of our client Western Plains Energy, L.L.C. (the “Company”), we are writing to transmit for filing certain information requested by the staff in connection with its review of the Preliminary Schedule 14A filed by the Company on March 28, 2011.  Specifically, the staff requested that the Company file an opinion of counsel stating that the membership units proposed to be created by the Company in connection with the reclassification were different classes of securities under state law.

In connection with the Company’s initial response to the staff’s comments filed on July 1, 2011, we filed a draft opinion of counsel.  Following that date and your advice that the staff has no further comments on the Preliminary Schedule 14A at that time, you requested that the Company file the final version of counsel’s opinion.  That opinion is filed with this correspondence as Exhibit A.

If you have any further questions or comments, please feel free to contact me at any time.  Thank you very much for your assistance.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz

David J. Babiarz

DJB:kac

cc:	Western Plains Energy, L.L.C. StarkSchenkein, LLP Martin, Pringle, Oliver, Wallace & Bauer, L.L.P.

Exhibit A

MARTIN, PRINGLE, OLIVER, WALLACE & BAUER, L.L.P.

	Wichita	Overland Park	Kansas City, Missouri
	100 N. Broadway,	6900 College Boulevard,	4700 Belleview,
	Suite 500	Suite 700	Suite 210
RICHARD C. STEVENS	Wichita, KS 67202	Overland Park, KS 66211	Kansas City, MO 64112
Wichita Office	T 316.265.9311	T 913.491.5500	T 816.931.1133
rcstevens@martinpringle.com	F 316.265.2955	F 913.491.3341

www.martinpringle.com

July 15, 2011

Western Plains Energy, L.L.C.

3022 CO. RD. 18

Oakley, Kansas 67748

Ladies and Gentlemen:

We have acted as legal counsel for WESTERN PLAINS ENERGY, L.L.C., (“Western”), a limited liability company organized under the laws of the State of Kansas, in connection with the rights of Class A, Class B, Class C and Class E Units provided for in the draft Fourth Amended and Restated Operating Agreement of Western.

This opinion is given to Western and only Western may rely on this opinion.  All capitalized terms that are not defined herein shall have the meaning set forth in the Operating Agreement.  As used herein, “State” means the State of Kansas.

A.  SCOPE OF REVIEW

We have examined and relied upon the following:

1.                                       The following documents are dated as of the date of this opinion unless otherwise indicated (“Documents”):

(a)                                  A draft of the Fourth Amended and Restated Operating Agreement of Western Plains Energy, L.L.C. provided to us by Dufford & Brown, P.C. on March 22, 2011 the (“Operating Agreement”).

(b)                                 The “Comparison of Features of Class A, Class B, Class C and Class E Units” chart on pages 48-49 of the SCHEDULE 14A Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 provided to us by Dufford & Brown, P.C. on May 25, 2011 the (“Chart”).

B.  OPINION

Based upon the foregoing and such other investigations and inquiries that we deemed advisable to enable us to render our opinion, we are of the opinion that:

1.                                       The Validity of the Class Membership Structure Under Kansas Law.  Kansas law explicitly permits a limited liability company’s operating agreement to:

[P]rovide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.  An operating agreement may provide for the taking of an action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members, including an action to create under the provisions of the operating agreement a class or group of limited liability company interests that was not previously outstanding. An operating agreement may provide that any member or class or group of members shall have no voting rights.(1)

Thus, it is our opinion that the class membership structure in the Documents is valid under Kansas Law.

2.                                       The Separate Classes of Membership Units A, B, C and E Under Kansas Law.  The proposed configuration of the classes of membership in the “Comparison of Features of Class A, Class B, Class C and Class E Units”, differ by the following categories of features:

i.                                          “Voting Rights”

ii.                                       “Voting Methods”

iii.                                    “Distributions”

iv.                                   “Liquidation Rights”

v.                                      “Ownership Limits”

vi.                                   “Transfer Rights”

vii.                                “Freight Allowance”

Each of the classes described as A-C and E, differ to varying degrees in each of the above categories of features.  Under Kansas Law, there is no case or statute defining any requirement for what type of features of a membership interest are minimally necessary to constitute a separate class of interest.  Nonetheless, the Kansas Statutes do provide that “[a]n operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(2)

Thus, it is our opinion that Under Kansas law, the class membership interests have sufficient separation to constitute separate classes of interests.

(1)  K.S.A. § 17-7687.

(2)  Id.

Further, we include below specific authority to the relevant Kansas statues demonstrating that such categories of features as described in the “Comparison of Features of Class A, Class B, Class C and Class E Units” are permissible and legally valid and separate classes of ownership under Kansas Law:

Category of Feature	Kansas Statutory Reference
“Voting Rights”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members. An operating agreement may provide for the taking of an action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members, including an action to create under the provisions of the operating agreement a class or group of limited liability company interests that was not previously outstanding. An operating agreement may provide that any member or class or group of members shall have no voting rights.”(3)

“Voting Methods”

“An operating agreement may grant to all or certain identified members or a specified class or group of the members the right to vote separately or with all or any class or group of the members or managers, on any matter. Voting by members may be on a per capita, number, financial interest, class, group or any other basis.”(4)

And, “[a]n operating agreement which grants a right to vote may set forth provisions relating to notice of the time, place or purpose of any meeting at which any matter is to be voted on by any members, waiver of any such notice, action by consent without a meeting, the establishment of a record date, quorum requirements, voting in person or by proxy, or any other matter with respect to the exercise of any such right to vote.”(5)

“Distributions”	“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the

(3)  K.S.A. § 17-7687(a).

(4)  K.S.A. § 17-7687(b).

(5)  K.S.A. § 17-7687(c).

future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(6)

And, “Distributions of cash or other assets of a limited liability company shall be allocated among the members, and among classes or groups of members, in the manner provided in an operating agreement. If the operating agreement does not so provide, distributions shall be made on the basis of the agreed value (as stated in the records of the limited liability company) of the contributions made by each member to the extent they have been received by the limited liability company and have not been returned.”(7)

“Liquidation Rights”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(8)

And, “Upon the winding up of a limited liability company, the assets shall be distributed as follows: . . . (1) To creditors . . . (2) unless otherwise provided in an operating agreement, to members and former members in satisfaction of liabilities for distributions . . . (3) unless otherwise provided in an operating agreement, to members first for the return of their contributions and second respecting their limited liability company interests, in the proportions in which the members share in distributions.”(9)

“Ownership Limits”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide, and may make provision for the future creation in the manner provided in the operating agreement

(6)  K.S.A. § 17-7687(c) (emphasis added).

(7)  K.S.A. § 17-76,102 (emphasis added).

(8)  K.S.A. § 17-7687(c).

(9)  K.S.A. § 17-76,119 (emphasis added).

of additional classes or groups of members having such relative rights, powers and duties as may from time to time be established, including rights, powers and duties senior to existing classes and groups of members.”(10)

“Transfer Rights”

“An operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(11)

And, “A limited liability company interest is assignable in whole or in part except as provided in an operating agreement. The assignee of a member’s limited liability company interest shall have no right to participate in the management of the business and affairs of a limited liability company except as provided in an operating agreement and upon: (1) The approval of all of the members of the limited liability company other than the member assigning the member’s limited liability company interest; or (2) compliance with any procedure provided for in the operating agreement.”(12)

“Freight Allowance”

While this category is not specifically addressed, the general allowance for rights, powers, and duties applies: “[a]n operating agreement may provide for classes or groups of members having such relative rights, powers and duties as the operating agreement may provide.”(13)

C.  ASSUMPTIONS, QUALIFICATIONS, AND LIMITATIONS

In rendering our opinion, we make the following assumptions, qualifications and limitations:

1.                                       Our opinions expressed above are limited to the Statutes of the State of Kansas, and we do not express any opinion herein concerning any other law.  In addition, we express no opinion concerning any statutes, ordinances, administrative decisions, rules or regulations of any county, town, municipality or special political subdivision.

2.                                       This opinion is given as of its date and we assume no obligation to advise you of changes that may hereafter be brought to our attention.  This opinion is solely for the information of the addressee and is not to be quoted in whole or in part or otherwise referred to, nor is it to be

(10)  K.S.A. § 17-7687(c) (emphasis added).

(11)  K.S.A. § 17-7687(c) (emphasis added).

(12)  K.S.A. § 17-76,112(a)(1)-(2).

(13)  K.S.A. § 17-7687(c) (emphasis added).

filed with any governmental agency or any other person without our prior written consent.  No one other than the address hereof is entitled to rely on this opinion.

3.                                       This opinion is based solely upon our examination of the Documents, described above, delivered to us to examine.  We have made no independent inquiry regarding the members of Western nor the Operating Agreement and presume it has been or will be validly executed by authorized representatives of all members required to execute the same.

Sincerely,

MARTIN, PRINGLE, OLIVER,
WALLACE & BAUER, L.L.P.

Richard C. Stevens

RCS/dj